DAIMLERBENZ
                             AKTIENGESELLSCHAFT


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                                 PRESS FAX




  SHAREHOLDERS SUPPORT MERGER OF DAIMLER-BENZ AND CHRYSLER WITH
  OVERWHELMING MAJORITY
  o    APPROXIMATELY 97% OF DAIMLER-BENZ SHARES TENDERED
  o    SCHREMPP:  OUTSTANDING SUCCESS AND TREMENDOUS SUPPORT OF SHAREHOLDERS



 Stuttgart - Approximately 97 percent of Daimler-Benz shares were tendered for exchange for DaimlerChrysler shares during the 30-day exchange offer for Daimler-Benz AG shareholders. This has met the preconditions for the merger between Daimler-Benz and Chrysler, and, subject to Chrysler's reissuing of "tainted" treasury shares which are expected to be contributed to Chrysler's pension funds, the new company should be able to present its accounts using the advantageous "pooling of interests" method.

 Juergen E. Schrempp, chairman of the management board of Daimler-Benz, said: "This is an overwhelming result which shows that nearly all our shareholders are convinced of the tremendous benefits this merger offers. We also see this result as a strong vote for our management. With this outstanding support, we feel even more encouraged to create one of the world's most successful companies."

 As announced, with a tender in excess of 90 percent, all Daimler-Benz shareholders will receive a bonus of one share per 200 shares held. Cash will be paid in lieu of fractional shares. According to Securities and Exchange Commission (SEC) regulations, the exchange offer has been extended for 10 business days; it will expire on Friday, November 6, 1998 at 12:00 noon. The reason for this extension is the bonus now offered to Daimler-Benz shareholders.

 To treat its shareholders equally, Daimler-Benz is extending the exchange offer to all shareholders to Friday, November 6, 12:00 noon.

 Manfred Gentz, chief financial officer of Daimler-Benz, said: "The result of 97% is the best result ever achieved worldwide in an exchange offer. We are very pleased that almost all of our retail investors have tendered their shares, even against some loud and misleading campaigns of a few individuals."

 Initial trading of DaimlerChrysler shares on international stock markets is expected to begin in mid-November under the new ticker symbol DCX. As of today, Monday, October 26, the Daimler-Benz shares tendered can be traded fully under a new security identification number on all German stock exchanges. These shares will be included in the German share index DAX and thus replace the remaining Daimler-Benz shares. Simultaneously, the New York Stock Exchange (NYSE) will start "when-issued" trading of DaimlerChrysler shares today.

 The merger of Daimler-Benz and Chrysler will create the world's third largest automobile manufacturer. Daimler-Benz and Chrysler ideally complement each other in terms of product spectrum and regional concentrations.




 CONTACT:

 Daimler-Benz AG
 Corporate Media Relations
 Roland Klein
 Tel. +49 - 711 - 1793635
 Fax  +49 - 711 - 1794686